Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Skeena Resources Limited (the “Company” or “Skeena”)

Suite 650 – 1021 West Hastings St.

Vancouver, BC V6E 0C3

Telephone: (604) 684-8725

Item 2.	Date of Material Change

September 23, 2022.

Item 3.	News Release

The news release announcing the material change was issued at Vancouver, British Columbia on September 23, 2022 and was disseminated via Globe Newswire and was filed on SEDAR.

Item 4.	Summary of Material Change

On September 23, 2022, the Company announced that it had closed its previously announced bought deal public offering. The Company issued 5,702,479 common shares of the Company (the “Common Shares”), including 743,801 Common Shares issued in connection with the exercise in full of the over-allotment option granted to the Underwriters (as defined below) in connection with the offering, at a price of C$6.05 per Common Share for gross proceeds of approximately C$34.5 million

Item 5.	Full Description of Material Change

On September 16, 2022, the Company announced that it had entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. (the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 4,958,678 Common Shares at a price of C$6.05 per Common Share, for total gross proceeds of approximately C$30 million (the “Offering”). The Company also granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to 743,801 additional Common Shares (the “Over-Allotment Shares”), exercisable for a period of 30 days following closing. The Offering closed on September 23, 2022 and the Over-Allotment Option was exercised in full, resulting in total gross proceeds to the Company of approximately C$34.5 million. The Common Shares are offered by way of a prospectus supplement to the Company’s base shelf prospectus in all of the provinces of Canada, except the province of Québec, and are offered in the United States pursuant to the Company’s registration statement on Form F-10 (File No. 333-267434) filed under the multi-jurisdictional disclosure system adopted by the United States and Canada, and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. The net proceeds of the Offering will be used by the Company to exercise its right (subject to the terms and conditions of the Company’s buy-back rights) to buy down a 0.5% NSR royalty currently held by Barrick Gold Corporation, for a payment of C$17.5 million, as well as general administration and corporate purposes.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Andrew MacRitchie, CFO, Tel No: 604-684-8725

Item 9.	Date of Report

Dated at Vancouver, BC, this 26th day of September 2022.